Exhibit 99.1

Fresh Del Monte Produce Inc.

FOR IMMEDIATE RELEASE

Fresh Del Monte Produce Reports

Solid First Quarter 2008 Financial Results

CORAL GABLES, Fla. – April 29, 2008 — Fresh Del Monte Produce Inc. (NYSE: FDP) today reported financial results for the first quarter, which ended March 28, 2008. The Company reported earnings per diluted share of $1.07 excluding asset impairment and other charges, net, compared with earnings per diluted share of $0.84 in the first quarter of 2007, excluding other credits, net. Results for the first quarter of 2008 exclude asset impairment and other charges, net, totaling $4.6 million, or $0.07 per diluted share, primarily related to the Company’s closure of an under-utilized distribution center and the previously announced closure of its beverage production operation in the United Kingdom. Net income for the first quarter of 2008 was $63.6 million, compared with net income of $51.6 million in the first quarter of 2007.

Net sales for the first quarter of 2008 were $894.9 million, compared with $836.0 million in the first quarter of 2007. The increase in net sales was driven by: higher banana selling prices, primarily due to strong global demand for bananas; and industry-wide shortages, the result of inclement weather in Central America. The Company’s Del Monte Gold® pineapple and non-tropical product lines, along with its prepared food business segment also drove the increase in net sales during the quarter.

Gross profit for the first quarter of 2008 was $96.9 million, compared with gross profit of $99.1 million for the same period last year. The decrease in gross profit during the quarter was due to a $10.2 million negative impact from foreign exchange as compared to last year, as currencies in our producing countries strengthened against the dollar. Also, impacting gross profit was significant challenges in the Company’s melon product line, due to lower production caused by unfavorable growing conditions in Central America; and a decrease in the Company’s fresh-cut product line performance, primarily driven by higher labor costs. Gross profit for the first quarter in Fresh Del Monte’s pineapple product line was consistent with the prior-year period. The Company benefited during the quarter from a gross profit increase in its global banana business segment primarily in Europe, and a significant increase in gross profit in its non-tropical product line. In addition, Fresh Del Monte’s continued enterprise-wide initiatives to control costs and improve efficiencies enabled it to mitigate the negative impact of significantly higher costs associated with transportation, growing and procurement of fruit and packaging during the quarter.

The Company reported other income of $12.5 million in the first quarter of 2008, compared with $3.9 million in the prior year. The $8.6 million increase is primarily associated with gains in foreign exchange rate movements versus the dollar.

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Fresh Del Monte Produce Inc.

Page 2-4

“We are proud of our results in the first quarter of 2008, and we are encouraged by the progress we made in managing the exceptionally high costs that continue to affect our business,” said Mohammad Abu-Ghazaleh, Fresh Del Monte’s Chairman and Chief Executive Officer. “These costs include the highest fuel and fertilizer prices in history and higher costs of packaging and labor. In spite of these challenges, our business is growing steadily and demand for our products is growing around the globe. We are firmly committed to our strategy of investing in markets that offer long-term growth opportunities. In the meantime, we are working to create greater efficiencies and control costs across our business. During the first quarter of 2008, we demonstrated that Fresh Del Monte is able to deliver solid financial results even in a tough market.”

Prior to March 31, 2008, the Company qualified as a “foreign private issuer” for purposes of filing and disclosure requirements under the United States securities laws. As a “foreign private issuer” under the Securities and Exchange Act, as amended (the “Exchange Act”), the Company filed its Annual Report with the United States Securities and Exchange Commission on Form 20-F. Effective March 31, 2008, the Company no longer satisfied the definition of a “foreign private issuer” under the Exchange Act and the Company is now required to file its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q.

Fresh Del Monte will host a conference call and simultaneous Web cast at 11:00 a.m. Eastern Time today to discuss the first quarter 2008 results and to review the Company’s progress and outlook. The Web cast can be accessed on the Company’s Investor Relations home page at www.freshdelmonte.com. The call will be available for re-broadcast on the Company’s Web site approximately two hours after the conclusion of the call.

Fresh Del Monte Produce Inc. is one of the world’s leading vertically integrated producers, marketers and distributors of high-quality fresh and fresh-cut fruit and vegetables, as well as a leading producer and distributor of prepared food in Europe, Africa and the Middle East. Fresh Del Monte markets its products worldwide under the Del Monte® brand, a symbol of product innovation, quality, freshness and reliability for more than 100 years.

FORWARD-LOOKING INFORMATION

This press release contains certain forward-looking statements regarding the intents, beliefs or current expectations of the Company or its officers with respect to various matters. These forward-looking statements are based on information currently available to the Company and the Company assumes no obligation to update these statements. It is important to note that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company’s actual results may differ materially from those in the forward-looking statements as a result of various important factors, including those described under the caption “Key Information – Risk Factors” in Fresh Del Monte Produce Inc.’s Annual Report on Form 20-F for the year ended December 28, 2007 along with other reports that the Company has on file with the Securities and Exchange Commission.

Note to the Editor: This release and other press releases are available on the Company’s Web site, www.freshdelmonte.com.

Contact:	Christine Cannella
Assistant Vice President, Investor Relations
305-520-8433

Tables to Follow

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Fresh Del Monte Produce Inc. and Subsidiaries

Condensed Statements of Income

(U.S. dollars in millions, except share and per share data) - (Unaudited)

	Quarter ended
Income Statement:	March 28, 2008	March 30, 2007

Net sales	$894.9	$836.0
Cost of products sold	798.0	736.9

Gross profit	96.9	99.1
Selling, general and administrative expenses	39.4	42.2
Asset impairment and other charges (credits), net (1)	4.6	(2.9)

Operating income	52.9	59.8
Interest expense, net	3.1	9.0
Other income, net	12.5	3.9

Income before income taxes	62.3	54.7
Provision for (benefit from) income taxes	(1.3)	3.1

Net income	$63.6	$51.6

Net income per ordinary share - Basic	$1.01	$0.89

Net income per ordinary share - Diluted	$1.00	$0.89

Weighted average number of ordinary shares:
Basic	62,859,064	57,699,889

Diluted	63,358,190	57,746,578

Selected Income Statement Data:
Depreciation and amortization	$20.6	$19.3

Net Income per Share Adjustments:
Reported net income per share - Diluted	$1.00	$0.89
Asset impairment and other charges (credits), net (1)	0.07	(0.05)

Adjusted net income per share - Diluted	$1.07	$0.84

	At
	March 28, 2008	December 28, 2007
Selected Balance Sheet Data:
Cash	$28.7	$30.2
Working capital	514.1	491.2
Total assets	2,262.6	2,185.7
Total debt	197.1	238.6
Shareholders’ equity	1,425.8	1,364.8

(1)	Asset impairment and other charges (credits), net, recorded during the first quarter of 2008 relates principally to the closure of an under-utilized distribution center and the previously announced beverage production operation both in the U.K. Asset impairment and other charges (credits), net, for the first quarter of 2007 includes a net benefit related to the previously announced closing of our Hawaii pineapple operations.

Fresh Del Monte Produce Inc. and Subsidiaries

Business Segment Data

(U.S. dollars in millions) - (Unaudited)

	Quarter ended
	March 28, 2008				March 30, 2007
Segment Data:	Net Sales		Gross Profit		Net Sales		Gross Profit
Bananas	$340.1	38%	$30.1	31%	$287.8	34%	$20.7	21%
Other Fresh Produce	419.0	47%	53.1	55%	426.9	51%	64.4	65%
Prepared Food	101.9	11%	10.0	10%	90.0	11%	10.6	11%
Other Products and Services	33.9	4%	3.7	4%	31.3	4%	3.4	3%

Total	$894.9	100%	$96.9	100%	$836.0	100%	$99.1	100%

Geographic Region Data:	March 28, 2008		March 30, 2007
North America	$410.9	46%	$416.4	50%
Europe	299.8	33%	265.5	32%
Asia	91.3	10%	95.1	11%
Middle East	59.2	7%	30.4	4%
Other	33.7	4%	28.6	3%

Total	$894.9	100%	$836.0	100%